TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

MIRANDA GOLD CLOSES PRIVATE PLACEMENT

Vancouver, B.C., Canada – November 3, 2010 – Miranda Gold Corp. (the “Company”) (TSX-V: MAD) has closed a non-brokered private placement announced September 27, 2010 with proceeds of C$500,000 from the sale of 1,000,000 units (the “Units”) at a price of C$0.50 per Unit.  Each Unit is comprised of one common share and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share for a price of C$0.75 until November 3, 2012.  The common shares issued, and any common shares issued pursuant to the exercise of Warrants prior to March 4, 2011 will be restricted from trading until March 4, 2011.

Proceeds of this private placement will be used for continued exploration on the Company’s properties in Alaska, Nevada and Colombia and for general corporate purposes.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Montezuma Mines Inc., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S.

NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.